EXHIBIT 18.1

PREFERABILITY LETTER FROM INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

February 25, 2010

Board of Directors
Acacia Research Corporation
500 Newport Center Drive, 7th Floor
Newport Beach, CA 92660

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Acacia Research Corporation’s (the "Company") Annual Report on Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in our report dated February 25, 2010. As stated in Note 8 to those consolidated financial statements, the Company changed its accounting for recognizing revenue on term license agreements.  Note 8 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it provides a consistent approach to accounting for all of the Company’s license arrangements with similar significant terms and conditions and more closely reflects the culmination of the earnings process associated with these revenue arrangements.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Annual Report on Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ GRANT THORNTON LLP
Irvine, California